UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Green Plains Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)
393221106
(CUSIP Number)

Michelle S. Mapes
Green Plains Inc.
1811 Aksarben Drive
Omaha, NE 68106
(402) 884-8700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 16, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Explanatory Note
This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 9, 2015 (as amended to date, the “Schedule 13D”) relating to the common units representing limited partner interests (the “Common Units”) in Green Plains Partners LP, a Delaware limited partnership (the “Issuer” or the “Partnership”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.    Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Agreement and Plan of Merger

    On September 16, 2023, the Reporting Person, GPLP Holdings Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person (“Holdings”), GPLP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (“Merger Sub”), the Issuer, and Green Plains Holdings LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect, wholly owned subsidiary of the Reporting Person (the “Merger”).

    Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding Common Unit other than Common Units owned by the Reporting Person, the General Partner and their respective affiliates (each, a “Public Common Unit”) will be converted into the right to receive, subject to adjustment as described in the Merger Agreement, (i) 0.405 shares of common stock, par value $0.001 per share, of the Reporting Person (the “GPRE Common Stock” and the shares of GPRE Common Stock to be issued in the Merger, the “Stock Consideration”) and (ii) an amount of cash equal to the sum of (a) $2.00 plus (b) the product of (x) $0.455 divided by 90, multiplied by (y) the number of days from, but excluding, the last day of the calendar quarter with respect to which the General Partner has declared a quarterly cash distribution to the holders of Common Units of no less than $0.455 per Common Unit with a record date prior to the date of the closing of the Merger (the “Closing Date”), to, but excluding, the Closing Date, computed on the basis of a 360-day year comprised of twelve 30-day months and the actual number of days for any period less than a calendar month, and rounded to the nearest whole cent, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). In addition, at the Effective Time, each of the outstanding awards relating to a Common Unit issued under a Partnership Long-Term Incentive Plan (as defined in the Merger Agreement) will become fully vested and will be automatically canceled and converted into the right to receive, with respect to each Common Unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights). The Common Units owned by the Issuer, the General Partner and their respective affiliates prior to the Effective Time will remain outstanding as limited partner interests in the surviving entity. The economic general partner interest in the Issuer will remain outstanding as a general partner interest in the surviving entity immediately following the Effective Time, and the General Partner will continue as the sole general partner of the surviving entity.

    Completion of the Merger is subject to certain customary conditions, including, among others: (i) the receipt of the Written Consent (as defined below); (ii) there being no law or

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injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (iii) the effectiveness of a registration statement on Form S-4 relating to the shares of GPRE Common Stock to be issued as the Stock Consideration (the “Registration Statement”); (iv) approval for listing on The Nasdaq Stock Market LLC of the shares of GPRE Common Stock to be issued as the Stock Consideration; (v) subject to specified materiality standards, the accuracy of certain representations and warranties of each party; and (vi) compliance by each party in all material respects with its covenants.

    The Merger Agreement provides for certain termination rights for both the Reporting Person and the Issuer, including in the event that (i) the parties agree by mutual written consent (duly authorized by the Conflicts Committee of the board of directors of the General Partner and the board of directors of the Reporting Person) to terminate the Merger Agreement, (ii) the Merger is not consummated by March 16, 2024, (iii) a law or injunction prohibiting the consummation of the transactions contemplated by the Merger Agreement is in effect and has become final and non-appealable, or (iv) the other party is in material breach of the Merger Agreement. The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, (i) the Reporting Person will be obligated to reimburse the Issuer for its out-of-pocket fees and expenses and (ii) the Issuer will be obligated to reimburse the Reporting Person for its out-of-pocket fees and expenses, in each case, in an amount not to exceed $5 million.

    The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as exhibit to this Schedule 13D and incorporated herein by reference.

Support Agreement

    In connection with the execution of the Merger Agreement, the Issuer, the Reporting Person and certain holders of Common Units (collectively, the “Support Parties”) entered into a Support Agreement, dated as of September 16, 2023 (the “Support Agreement” and, together with the Merger Agreement, the “Transaction Documents”), pursuant to which each of the Support Parties has agreed to deliver a written consent (the “Written Consent”), covering all of the Common Units owned by such Support Party (the “Covered Units”), approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement.

    The Written Consent will be delivered as promptly as practicable after the Registration Statement is declared effective under the Securities Act of 1933, as amended (the “Securities Act”). As of September 15, 2023, the Support Parties collectively owned 11,661,429 Common Units, representing approximately 50.1% of the total Common Units issued and outstanding. The approval of the Merger Agreement requires the affirmative vote or consent of holders of a majority of the outstanding Common Units.

    The Support Agreement also generally prohibits the Support Parties from transferring the Covered Units. The Support Agreement terminates upon the earliest to occur of the termination

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of the Merger Agreement, the Effective Time and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

    The foregoing description of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Support Agreement, a copy of which is filed as exhibit to this Schedule 13D and incorporated herein by reference.

    The representations, warranties and covenants contained in the Merger Agreement and the Support Agreement were made only for purposes of such agreements and as of specified dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Reporting Person, the Issuer or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement and the Support Agreement, which subsequent information may or may not be fully reflected in the Reporting Person’s or the Issuer’s public disclosures.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
Item 4 summarizes certain provisions of the Merger Agreement and Support Agreement, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.
Except as set forth herein, neither the Reporting Person nor any Covered Individual has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer of voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.    Materials to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:

Exhibit No.	Description of Exhibit

Exhibit G
Agreement and Plan of Merger, dated September 16, 2023, by and among Green Plains Inc., GPLP Holdings Inc., GPLP Merger Sub LLC, Green Plains Holdings LLC and Green Plains Partners LP. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on September 18, 2023).

Exhibit H
Support Agreement, dated September 16, 2023, by and among Green Plains Partners LP, Green Plains Inc., and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on September 18, 2023).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2023

Green Plains Inc.

By:    /s/ Michelle S. Mapes
Name:    Michelle S. Mapes
Title:     Chief Legal and Administration Officer and Corporate Secretary